Exhibit 99.2

CONSENT OF QUALIFIED PERSON

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities Nunavut

Office of the Yukon Superintendent of Securities

(collectively, the "Canadian Securities Commissions")

Re: Voluntary Filing of Technical Report by GoldMining Inc.

Reference is made to the technical report entitled "NI 43-101 Technical Report, Geological Introduction to the Rea Uranium Project, Alberta, Canada", dated May 16, 2025, with an effective date of April 30, 2025 (the "Technical Report"). The property that is the subject of the Technical Report is not currently a property material to GoldMining Inc. (the "Company"), and the filing is therefore on a voluntary basis.

I, Roy Eccles, P. Geol. P. Geo., a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), consent to the voluntary public filing of the Technical Report by the Company with the Canadian Securities Commissions. The Technical Report is being filed as a general update by the Company to provide information relating to the Rea Uranium Project and is not filed as the result of a requirement under NI 43-101.

DATED this 27th day of May 2025.

Best regards,

Roy Eccles MSc. P. Geol. P. Geo.

VP (Corporate Compliance) and Senior Consultant

APEX Geoscience Ltd.

100, 11450 – 160 Street

Edmonton, Alberta, T5M 3Y7 Canada

Phone:         (780) 467-3532

Email: reccles@apexgeoscience.com